

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 28, 2016

James W. Cuminale
General Counsel
PJT Partners Inc.
280 Park Avenue
New York, NY 10017

> **Re: PJT Partners Inc.**
> **Registration Statement on Form S-3**
> **Filed November 1, 2016**
> **File No. 333-214368**

Dear Mr. Cuminale:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that your Annual Report on Form 10-K filed February 29, 2016 is currently under review by the staff. As such, please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until that review is complete and any comments are resolved.

Use of Proceeds, page 3

2.   We note that you plan to use the net proceeds from this offering to purchase newly-issued Holdings Units of PJT Partners Holdings LP and that PJT Partners Holdings LP will, in turn, use those proceeds in part for the acquisition of outstanding Holdings Units from the holders thereof in connection with the cash settlement of quarterly exchanges pursuant to your exchange agreement or otherwise. Please confirm whether these units are the same units that you described as Partnership Units in the Information Statement filed in

connection with the Form 10 that was declared effective on September 9, 2015 and your
Annual Report on Form10-K filed on February 29, 2016.

3.   With respect to the Holdings Units that you plan to purchase from PJT Partners
Holdings LP, please expand your disclosure to indicate whether you plan to terminate
those units, hold them on your balance sheet, distribute them, or some combination
thereof. In the case that you plan to distribute any of the Holdings Units, please discuss
the likely recipients of the units and whether management has any immediate plans to
make a distribution of the units.

Exhibit 5.1 – Opinion of Simpson Thacher & Bartlett LLP regarding the legality of the securities
being registered

4.   Please have counsel revise its opinion to opine on the legality of the securities underlying
the Rights. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-
3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Joshua Ford Bonnie
Simpson Thacher & Bartlett LLP